3/18/2002


02007287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 3/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

RECEIVED MAR 0 1 2002 WASH, D.C. 365 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRANITE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 EL CAMINO REAL, SUITE 220
(No. and Street)

SAN DIEGO,	CALIFORNIA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ALLISON D. DIAMOND, CHIEF FINANCIAL OFFICER (858) 509 – 8800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

CORADINO HICKEY & HANSON, A CPA CORPORATION
(Name – if individual, state last, first middle name)

4275 EXECUTIVE SQUARE, SUITE 200	LA JOLLA	CALIFORNIA	92037-1488
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Acountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Allison D. Diamond, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANITE FINANCIAL GROUP, INC., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Allison D. Diamond
(Title) Chief Financial Officer

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN DIEGO)

On this 28th day of February in the year 2002, before me, Alice Mae Swiderski a Notary Public, State of California, duly commissioned and sworn, personally appeared Allison D. Diamond personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s)/are subscribed to the within instrument, and acknowledged to me that she he executed the same in his/her/their authorized capacity(ies), and that his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 12·26·04

(Seal)
ALICE MAE SWIDERSKI
Commission # 1288090
Notary Public - California
San Diego County
My Comm. Expires Dec 26, 2004

This report ** contains (check applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3.3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CH
&H
CORADINO
HICKEY HANSON
A CPA CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS



World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

INDEPENDENT AUDITORS' REPORT

Board of Directors
Granite Financial Group, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Granite Financial Group, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Granite Financial Group, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information (Financial and Operational Combined Uniform Single Report - Part II, and Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)) on pages 13, 14, and 15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CORADINO HICKEY AND HANSON
A CPA CORPORATION

Bruce A. Hanson

Bruce A. Hanson, CPA

February 26, 2002

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 362,031
Receivable from clearing firm	143,782
Prepaid expenses and other receivables	47,406
Marketable securities held for investment	384,241
Due from L. F. Global Investments, LLC	5,028
Clearing account deposits	150,000
Current portion of loan receivable	33,333
Total current assets	1,125,821
FURNITURE, EQUIPMENT AND IMPROVEMENTS	
Computer equipment	179,210
Furniture and fixtures	112,524
Leasehold improvements	101,675
Less Accumulated depreciation and amortization	(98,905)
	294,504
OTHER ASSETS	
Loan receivable--employee (less current portion above)	22,334
Deposits	10,386
	32,720
	$ 1,453,045

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 189,001
Accrued expenses	365,101
Marketable securities held short	14,238
Deferred income tax liability, net	55,000
Total current liabilities	623,340
OTHER LIABILITIES--EMPLOYEE DEPOSITS	61,380
STOCKHOLDERS' EQUITY	768,325
	$ 1,453,045

See notes to financial statements.

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Market making	$ 1,602,394
Private placement income	530,290
Commissions	1,261,791
Consulting income	58,684
Gains (losses) on securities held for investment, net	1,703,858
Interest income	32,616
Other income	108,101
	5,297,734
EXPENSES	
Salaries, commissions and benefits	2,183,749
Clearing firm charges	869,010
Information services	1,108,992
Consulting	125,161
Communications	30,424
Occupancy and office expense	316,456
Other general and administrative expenses	367,348
Margin interest expense	18,826
Regulatory fees and expenses	17,397
	5,037,363
Net income before provision for income taxes	260,371
PROVISION FOR INCOME TAXES	
Current	10,000
Deferred	55,000
	65,000
Net income	$ 195,371

See notes to financial statements.

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Class A	Common Stock Class B	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE AT, December 31, 2000	$ 10,000	$ 500,000	$ 238,020	$ (143,868)	$ 604,152
Repayment of additional paid-in capital	-	-	(31,198)	-	(31,198)
Net income for 2001	-	-	-	195,371	195,371
BALANCE AT, December 31, 2001	$ 10,000	$500,000	$ 206,822	$ 51,503	$ 768,325

See notes to financial statements.

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 195,371
Adjustments to reconcile net income to cash used by operating activities:	
Depreciation and amortization	64,278
Deferred income tax liability	55,000
Effect of changes in:	
Receivable from clearing firm	(132,907)
Prepaid expenses and other receivables	(44,991)
Marketable securities held for investment	(197,451)
Clearing account deposits	(89,604)
Other assets	5,485
Accounts payable	32,041
Accrued expenses	101,287
Other current liabilities	(4,331)
Other liabilities	(13,620)
Net cash used by operating activities	(29,442)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture, equipment and improvements	(236,820)
Collection of loan receivable	33,333
Net cash used by investing activities	(203,487)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from employee deposits	10,000
Repayment of additional paid-in capital	(31,198)
Net cash used by financing activities	(21,198)
Decrease in cash and cash equivalents	(254,127)
CASH AND CASH EQUIVALENTS, beginning of year	616,158
CASH AND CASH EQUIVALENTS, end of year	$ 362,031

See notes to financial statements.

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Granite Financial Group, Inc. (the "Company") a California Corporation, was formed on December 1, 1997. The Company is registered as an Introducing Broker-Dealer with the National Association of Securities Dealers, Inc. ("NASD") effective August 27, 1998.

The Company's activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions, market making and institutional sales. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis. Profit and loss arising from securities transactions entered into for the account and risk of the Company are also recorded on a settlement-date basis.

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include PIPE ("Private Investments in Public Equities") transactions, merger and advisory activity and consulting and research. Fees for advisory services are recorded when earned and received. Investment banking management fees and related commissions are recorded at the time the transaction/underwriting is completed.

The Company considers all highly liquid investments such as money market funds with a maturity of three months or less at the date of acquisition to be "cash equivalents". The Company maintains its cash and cash equivalent balances at financial institutions and certain balances are subject to insured limits. At December 31, 2001 the Company's uninsured cash balances totalled approximately $534,000.

Marketable securities are valued at market.

Property and equipment are stated at cost. Depreciation is provided for using the straight-line basis over the estimated useful lives of the assets which are estimated to be five to seven years. Leasehold improvements are amortized to expense over the term of the lease. Depreciation and amortization expense charged to operations for the year ended December 31, 2001 was $64,000.

Employee deposits represents amounts the Company required from specific employees to indemnify the Company for any and all trading losses caused by the employee's acts or omissions.

The Company is authorized to issue 1,000,000 shares of no par value Class A common stock of which 10,000 shares were issued and outstanding at December 31, 2001. The Company is also authorized to issue 1,000,000 shares of no par value nonvoting Class B common stock of which 5,000 shares were issued and outstanding at December 31, 2001.

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash paid for interest on all Company debt was approximately $19,000 for the year ended December 31, 2001.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is required under the provisions of the Securities and Exchange Act of 1934 Rule 15c3-1 to maintain the greater of a minimum net capital of at least $100,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2001, the Company's net capital was $329,910 and the Company's aggregate indebtedness was $670,482 or 203% of net capital.

3. RECEIVABLE FROM CLEARING FIRMS

Amounts receivable from clearing firms at December 31, 2001 consist of the following:

Commissions receivable from BNY Clearing Services, LLC	$ 143,782

4. MARKETABLE SECURITIES HELD FOR INVESTMENT

Marketable securities held for investment consist of publicly traded corporate stocks, which are as follows at December 31, 2001:

Marketable Securities	Shares	Market Value
Equity Securities:		
Delphi Automotive	900	$ 12,294
Metromedia Fiber Network, Inc.	200	88
Neff Corporation	20,000	9,000
Dag Media, Inc.	500	700
Direct Placement, Inc.	2,500	4,875
Disease Sciences, Inc.	20,900	1,672
Infonow Corporation	45,546	169,431
Eresourse Cap Group, Inc.	19,800	4,356
Evolve One	175,000	1,575
Eyemakers, Inc.	144,514	50,580
Icon Laser Eye Centers, Inc.	110,000	4,400
Ivat Industries, Inc.	14,202	26,274

4. MARKETABLE SECURITIES HELD FOR INVESTMENT (Continued)

Marketable Securities	Shares		Market Value
Equity Securities:			
Onspan Networking, Inc.	5,740		$ 9,700
Optical Medical, Inc.	49,449		2,670
SGD Holdings	32,000		6,400
Team Sports, Inc.	7,750		5,580
City Main Street Express Tech	2,100		525
Cons Publishing Group, Inc.	35,000		700
Compuware Corporation	100		1,179
ACLN Ltd.	500		4,635
Lite King Corporation	3,662		2,747
20/20 Web Design, Inc.	220,000		55,000
Vicom, Inc.	1,700		2,924
Worldwide Tech, Inc.	28,899		6,936
		Total	$ 384,241

These securities are held for investment and are valued at market at December 31, 2001. Unrealized gains and losses resulting from increases or decreases in fair market value during the period the securities are held by the Company, along with realized gains and losses on securities sold during the year ending December 31 2001 are reflected on the statement of income. The net unrealized gains at December 31, 2001 was approximately $284,000. The marketable securities held at December 31, 2001 have no restrictions or other arrangements or conditions which limit their marketability.

5. LOAN RECEIVABLE--EMPLOYEE

The employee loan receivable is unsecured and is to be repaid annually based upon the employee's percentage of net fees determined by the Company. The annual maximum repayment amount is limited to $33,333.

6. INCOME TAXES

Provision for income taxes has been estimated based upon the statutory rate of 8.84% for California Franchise tax and the effective Federal income tax rates. The provision for income taxes represents the estimated tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

6. INCOME TAXES (Continued)

Deferred income tax assets, net of valuation allowances, and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates which are then applied to the periods in which the differences are expected to affect taxable income. A deferred tax liability of $55,000 is attributable primarily to unrealized gains on marketable securities held at December 31, 2001.

The amount of cash payments for income taxes for the year ended December 31, 2001 was $4,449.

7. LEASE COMMITMENT

The Company currently leases office facilities under an operating lease agreement with L.F. Global Investments, LLC, which expires August 31, 2005. The current monthly rent is approximately $18,100. In addition, the Company is required to pay a prorata share of the utilities and expense for certain office equipment, which is included in expenses on the statement of income. Also, L.F. Global Investments, LLC reimburses the Company for shared expenditures including certain personnel, postage and information services, which are offset against the related expenses being reimbursed on the statement of income.

The Company has also entered into various noncancellable operating lease agreements for equipment and an automobile. As of December 31, 2001, aggregate monthly rent on these leases is approximately $1,500. The leases have expiration dates ranging from 2003 to 2004.

The total rent expense charged to operations for the year ended December 31, 2001 was approximately $255,000.

The estimated aggregate minimum annual rental commitments of the Company for all operating leases are as follows:

For the Years Ended December 31,	
2002	$ 234,761
2003	229,031
2004	218,210
2005	144,656
Thereafter	-
	$ 826,658

8. RETIREMENT PLAN

The Company adopted a 401(K) Retirement Savings Plan effective January 1, 2001. Employees are eligible to participate upon reaching twenty-one years of age and after completing six months of service. Participants may contribute up to $10,500 of their compensation, subject to statutory limitations. The Company may make discretionary matching contributions as well as discretionary profit sharing contributions to the Plan. For the year ended December 31, 2001 the Company did not make any discretionary contributions to the Plan.

9. EMPLOYMENT AGREEMENT AND SUBSEQUENT EVENT

The Company entered into an incentive based agreement with Darren J. Caris, Managing Director of Trading and common stockholder, which was effective July 1, 1999 through August 31, 2005. The agreement includes confidentiality and unfair competition clauses for the term of the agreement and for a period of five years after termination of the agreement. Total compensation under this agreement for the year ended December 31, 2001 was approximately $263,000.

On December 27, 2001 Darren J. Caris submitted his employment and shareholder resignation. Mr. Caris is a 24.9% shareholder of Class A voting common stock and a 100% shareholder of Class B non-voting common stock. After redemption of Mr. Caris' stock, subsequent to December 31, 2001, the Company continues to comply with its capital requirements through February 26, 2002.

GRANITE FINANCIAL GROUP, INC.

SUPPLEMENTAL INFORMATION

GRANITE FINANCIAL GROUP, INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART II - COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$ 768,325
Total nonallowable assets	(412,992)
Deferred tax liability	55,000
Net capital before haircuts on securities positions	410,333
Haircuts on securities:	
Trading and investment securities--other	(80,423)
Net capital	$ 329,910
Minimum net capital required (based on aggregate indebtedness)	$ 44,699
Minimum net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 229,910
Excess net capital at 1000%	$ 262,862
Total aggregate indebtedness	$ 670,482

GRANITE FINANCIAL GROUP, INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART II - EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2001

An exemption from Rule 15c 3-3 is claimed based on:

All customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

BNY Clearing Services, LLC SEC No. 8-32874 Product Code A

GRANITE FINANCIAL GROUP, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

Net capital as reported in Part II of the Company's FOCUS report at December 31, 2001	$ 389,981
Adjustment to net income for private placement income	37,500
Adjustments to net income for soft dollar transactions	(114,503)
Adjustment to net income for current income taxes	(5,551)
Adjustments to allowable assets	25,070
Adjustment to haircuts on securities	(2,587)
Adjusted net capital	$ 329,910
Regulatory net capital, per audit	$ 329,910

GRANITE FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL



CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS



World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of Certified Public Accountants
Private Companies Practice Section (PCPS)
California Society of Certified Public Accountants
Western Association of Accounting Firms

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Granite Financial Group, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Granite Financial Group, Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

Board of Directors
Granite Financial Group, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Granite Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CORADINO HICKEY and HANSON
A CPA Corporation
Bruce A. Hanson
Bruce A. Hanson, CPA

February 26, 2002


CH
&H